Exhibit 99.1

Dear Member,

Invitation to attend the Annual General Meeting on July 21, 2005

You are cordially invited to attend the Fifty Ninth Annual General Meeting of the Company on July 21, 2005 at 4.30 p.m. at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore — 560 035, India.

The notice convening the Annual General Meeting is attached herewith.

As usual, your Company will be providing transport facility from the specified destinations given below in the City to reach the venue comfortably.

1.	St. Marks Road, Bangalore (opposite Koshys Restaurant).

2.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore.

3.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore.

4.	BDA Complex, Koramangala Main Road, Bangalore.

5.	Jayanagar 4th Block , Bangalore (Near Jayanagar Shopping Complex)

Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers :

080-28440011 (Exten. 6183) and 080-28440078. (Contact : G. Kothandaraman). Alternatively, you may also send your requests by fax at 080-28440051 or email to : kothandaraman.gopal@wipro.com Your requests must reach us latest by July 15, 2005.

For your immediate reference, we also give below the location/route map to reach the venue of the Annual General Meeting of the Company.

Yours truly,

Azim H. Premji
Chairman
Place : Bangalore
Date : June 14, 2005

LOCATION MAP

Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore 560 035, India. Tel. : 91-80-28440011 Fax : 91-80-28440054

NOTICE TO MEMBERS

NOTICE is hereby given that the Fifty Ninth ANNUAL GENERAL MEETING of WIPRO LIMITED will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore on July 21, 2005 at 4.30 p.m., to transact the following business :

ORDINARY BUSINESS

1.	Receive, consider and adopt the audited Balance Sheet as at March 31, 2005 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.	Declare final dividend on equity shares.

3.	Appoint a Director in place of Prof. Eisuke Sakakibara, who retires by rotation and being eligible, offer himself for re-appointment.

4.	Appoint a Director in place of Dr. Ashok Ganguly who retires by rotation and being eligible, offer himself for re-appointment.

5.	Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY
RESOLUTION :

RESOLVED THAT M/s. BSR & Co., Chartered Accountants be and are hereby appointed as Auditors in place of retiring auditors M/s. N.M. Raiji & Co. to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at remuneration to be decided, from time to time, by the Audit Committee of the Board of Directors.

Special Notice in terms of Section 190 of the Companies Act, 1956

A special notice in terms of Section 190 of the Companies Act, 1956 has been received under Section 225(1) of the Companies Act, 1956 from some members proposing the appointment of M/ s. BSR & Co. Chartered Accountants, as Auditors of the Company in place of M/s. N.M. Raiji & Co., the retiring auditors of the Company. The retiring auditors have informed the Company that they have no representation to make for notification to the members of the Company relating to Special Notice.

SPECIAL BUSINESS

6.	Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS :

RESOLVED THAT pursuant to the resolutions passed under the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, approval of the members of the Company be and is hereby accorded to the reappointment of Mr. Azim H. Premji as Chairman and Managing Director (designated as “Chairman”) of the Company with effect from December 31, 2004 until July 30, 2007 as well as the payment of salary, commission and perquisites (hereinafter referred to as “remuneration”), upon the terms and conditions as detailed in the explanatory statement attached hereto, which explanatory statement is hereby approved and sanctioned with authority to the Board of Directors to alter and vary the terms and conditions of the said re-appointment and/or agreement (including authority, from time to time, to determine the amount of salary and commission as also the type and amount of perquisites and other benefits payable to Mr. Azim H. Premji), in such manner as may be agreed to between the Board of Directors and Mr. Azim H. Premji, provided however that the remuneration payable to Mr. Azim H. Premji shall not exceed the overall ceiling of the total managerial remuneration for the year 2004-05 as provided under Section 309 of the Companies Act, 1956.

RESOLVED FURTHER THAT the Board be and is hereby authorized to do all such acts, deeds and things and execute all such documents, instruments and writings as may be required and to delegate all or any of its powers herein conferred to any Committee of Directors or Director(s) to give effect to the aforesaid resolution.

7.	Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS :

RESOLVED THAT pursuant to Section 16 and Section 94 and other applicable provisions of the Companies Act, 1956, the Authorised Share capital of the Company be increased from Rs. 1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs.2/- (Rupees Two only) each and 25,000,000 (Twenty five million) preference shares of Rs.10/-(Rupees Ten only) to a revised limit of Rs.3550,000,000 (Rupees Three thousand five hundred and fifty million) by creation of additional 900,000,000 (Nine hundred million) equity shares of Rs.2/- (Rupees Two each) and accordingly, the Memorandum of Association of the Company be and is hereby altered as follows :

In Clause 5 of the Memorandum of Association, the figures and words “Rs. 1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs. 2/- (Rupees two only) each and 25,000,000 (Twenty five million) preference shares of Rs. 10/-(Rupees Ten only) each” be substituted by the figures and words “Rs. 3550,000,000 (Rupees Three thousand five hundred and fifty million) divided into 1650,000,000 (One thousand six hundred and fifty million) equity shares of Rs. 2/- (Rupees Two each) and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten) each”.

8.	Consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL
RESOLUTION :

RESOLVED THAT pursuant to Section 31 and other applicable provisions of the Companies Act, 1956 in Article 4 of the Articles of Association of the Company, the figures and words “Rs. 1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs. 2/- (Rupees Two only) each and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten only) each” be substituted by the figures and words “Rs. 3550,000,000 (Rupees Three thousand five hundred and fifty million) divided into 1650,000,000 (One thousand six hundred and fifty million) equity shares of Rs. 2/- (Rupees Two each) and 25,000,000 (Twenty five million) preference shares of Rs. 10/- (Rupees Ten only) each”.

9.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL
RESOLUTIONS:

RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions of the Companies Act, 1956, including the relevant circulars and notifications issued by the Reserve Bank of India (“the RBI”) SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme, Guidelines, 1999) (“the SEBI ESOP Guidelines”) issued by Securities and Exchange Board of India on Employee Stock Option and Stock Purchase Plans and the Memorandum of Association and Articles of Association of Wipro Limited (“the Company) and subject to the approval, consent, permission and/or sanction, if any, of the appropriate authorities/institution or bodies as may be necessary and subject to such terms and conditions as may be prescribed/imposed, consent of the Company be and is hereby accorded to the Board of Directions (hereinafter referred to as the “Board” which term shall be deemed to include any Committee thereof) to issue, offer and allot to any one or more or all of the permanent employees of the Company, (including executive and non-executive Directors but excluding the Promoter Directors and directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) Restricted Stock Units (RSUs) exercisable into equity shares at the option of the Company and/or holder of the securities linked to equity shares upto 6,000,000 (Six million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) Restricted Stock Units exercisable into equity shares of nominal value Rs. 2/- each under a Wipro Employee Restricted Stock Unit Plan 2005 created by the Company for the benefit of the employees, at an exercise price of not less than the face value of the equity shares on the terms and conditions as detailed in the explanatory statement annexed hereto.

RESOLVED FURTHER THAT pursuant to the Wipro Employee Restricted Stock Unit Plan 2005 created by the Company, the Board of Directors be and is hereby also authorised on behalf of the Company to issue, offer and allot such number of equity shares of the Company within the overall limit of upto 6,000,000 (Six million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) RSUs exercisable into equity shares referred to above to the permanent employees of the subsidiary companies whether in India or overseas (including executive and non-executive Directors of such subsidiary companies but excluding promoter Directors and Directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) and subject to approval of SEBI and other statutory authorities to such other category of persons as may be permitted from time to time and as may be deemed necessary by the Board of Directors of the Company.

RESOLVED FURTHER THAT pursuant to the Wipro Employee Restricted Stock Unit Plan 2005 created by the Company, the Board of Directors be and is hereby also authorised on behalf of the Company to issue, offer and allot such number of equity shares of the Company within the overall limit of upto 6,000,000 (Six million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) RSUs exercisable into equity shares referred to above to the permanent employees of the holding companies whether in India or overseas (including executive and non-executive Directors of such holding companies but excluding promoter Directors and Directors holding directly or indirectly more than 10% of the outstanding equity shares of the Company) and subject to approval of SEBI and other statutory authorities to such other category of persons as may be permitted from time to time and as may be deemed necessary by the Board of Directors of the Company.

RESOLVED FURTHER THAT the Board of Directors be and is hereby also authorised to determine all other terms and conditions of the issue of the said Restricted Stock Unit as the Board may in its absolute discretion determine.

RESOLVED FURTHER THAT the Board be and is hereby also authorised to issue and allot such number of equity shares as may be required to be issued and allotted upon exercise of any RSUs or as may be necessary in accordance with the terms of the offering, all such shares ranking pari passu with the equity shares of the Company in all respects excepting such right as to dividend as may be provided and as amended from time to time.

RESOLVED FURTHER THAT for the purpose of giving effect to any issue or allotment of equity shares of Securities or instruments representing the same as described above, the Board and other designated officers of the Company be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may at its/their absolute discretion deem necessary or desirable for such purpose, including without limitation, filing necessary documents/ statements with the Stock Exchanges, Statutory Authorities and other Agencies and such other regulatory authority as may be necessary for listing the Securities on the Stock Exchanges.

RESOLVED FURTHER THAT the Board be and is hereby also authorised to settle all questions, difficulties or doubts that may arise in regard to the issue, offer or allotment of Securities or of

Restricted Stock Units giving rise to shares/securities upon exercise and utilisation of the issue proceeds as it may in its absolute discretion deem fit without being required to seek any further consent or approval of the members or otherwise to the end and intent that the members shall be deemed to have given their approval thereto expressly by the authority of these resolutions.

RESOLVED FURTHER THAT the Board be and is hereby also authorised to delegate all or any of the powers herein conferred to any Committee of the Directors of Chief Executive Officer or any Executive Director or Directors or any other officer or officers of the Company to give effect to the aforesaid resolutions.

RESOLVED FURTHER THAT the Board of Directors be and is hereby also authorised to determine all other terms and conditions of the issue of the said Restricted Stock Units as the Board may in its absolute discretion determine.

10.	Consider and if thought fit, to pass with or without modification, the following resolutions as SPECIAL
RESOLUTIONS :

RESOLVED THAT pursuant to Article 152 of the Articles of Association, entire amount standing to the credit of the Capital Redemption Reserve Account of the Company and a part of the amount standing to the credit of Share Premium account be and is hereby capitalised and applied for allotment of bonus shares to the persons who as on a date to be hereinafter fixed by the Board of Directors (hereinafter referred to as “Record Date”), shall be the holders of the existing equity shares of Rs. 2/- each of the Company, in payment in full for one (1) new equity share of Rs. 2/- each (hereinafter referred to as “Bonus equity shares”) out of the Company’s unissued equity share capital, credited as fully paid and be accordingly allotted as bonus shares to such members as aforesaid in the proportion of 1 (one) new equity share for every 1 (one) existing equity share held by such members respectively on the said date.

RESOLVED FURTHER THAT such Bonus equity shares shall be subject to the Memorandum and Articles of Association of the Company and shall rank pari passu in all respects with and carry the same rights as the existing equity shares and shall be entitled to participate in full in any dividend to be declared for the financial year in which the bonus shares are allotted.

RESOLVED FURTHER THAT no letters of allotment be issued with respect to additional equity shares but the share certificates to shareholders who hold their existing equity shares in physical form in respect of the new equity shares shall be completed and ready for despatch within three (3) months and direct credit of additional equity shares to shareholders who hold the existing equity shares in electronic form shall be completed within one (1) month from the date of allotment thereof.

RESOLVED FURTHER THAT the allotment and issue of fully paid new equity shares as bonus shares to the extent that they relate to non resident members of the Company shall be subject to the approval of the Reserve Bank of India under FEMA, if any.

RESOLVED FURTHER THAT for the purpose of giving effect to this resolution, the Board of Directors be and are hereby authorised to take all such steps for giving any such direction as may be necessary or desirable and to settle any questions or difficulties whatsoever that may arise with regard to the issue, allotment and distribution of the new equity shares.

By Order of the Board of Directors
For Wipro Limited

Registered Office :	V. Ramachandran
Company Secretary

Doddakannelli, Sarjapur Road
Bangalore 560 035
Date : June 14, 2005

NOTES

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2.	A short resume of the directors proposed to be re-appointed at Serial Numbers 3, 4 and 6 are enclosed as Annexure A to the Notice.

3.	A proxy may not vote except on a poll.

4.	Only bonafide members of the Company whose names appear on the Register of Members/Proxy holders, in possession of valid attendance slips duly filled and signed will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

5.	Members are requested to bring their copies of Annual Report to the Meeting.

6.	The dividend declared at the Annual General Meeting will be paid to those members whose names are on the Register of Members of the Company as at the opening hours of July 1, 2005. The Register of Members of the Company will remain closed from July 1, 2005 to July 11, 2005 (both days inclusive) under Section 154 of the Companies Act, 1956 for the purpose of payment of Dividend.

7.	Dividend on equity shares as recommended by the directors for the year ended March 31, 2005, when declared at the meeting, will be paid on or before August 20, 2005 :

(i)  to those members whose names appear on the Company’s register of members, after giving effect to all valid share transfers in physical form lodged with Karvy Computershare Private Limited, Registrar and Share Transfer Agent of the Company on or before June 30, 2005.

(ii) In respect of shares held in electronic form, to those “deemed members” whose names appear in the statements of beneficial ownership furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as at the opening hours of July 1, 2005.

8.	The results of the Resolution for change in Objects Clause of the Company, which has already been circulated for approval of the members under Companies (Passing of Resolutions by Postal Ballot) Rules, 2001, will be announced during the meeting.

9.	The certificate from the Auditors of the Company certifying that Wipro Employee Stock Option Plan 1999, Wipro Employee Stock Option Plan 2000, ADS Stock Option Plan 2000, Wipro Employee Restricted Stock Unit Plan 2004 and ADS Restricted Stock Unit Plan 2004 are being implemented in accordance with the SEBI (Employees Stock Option Scheme and Employees Stock Purchase Scheme) Guidelines 1999 and are in accordance with the resolutions of the members passed at the Annual General Meeting is available for inspection at the Annual General Meeting.

10.	In terms of the requirements of the National Stock Exchange (NSE) and The Stock Exchange, Mumbai (BSE), it is hereby clarified that under the ADS Restricted Stock Unit Plan, 2004 and Wipro Employee Restricted Stock Unit Plan, 2004 approved by the members of the Company at the meeting held on June 11, 2004, the grant price of the RSUs awarded under these plans shall be the face value of the share and the exercise period shall be as decided by the Administrator of the Stock Option Plans, being the Compensation Committee. The exercise period by the optionee shall commence only after the completion of minimum vesting period of one year from the date of grant of the stock options. The maximum vesting period shall be 84 months from the date of grant and the compensation committee shall have the authority to decide the vesting periods within these minimum (One year) and maximum vesting periods (84 months) and such periods may differ from division to division within the Company as may be decided by the Committee, from time to time. The Exercise Period will commence from the date of vesting and will be valid for a period of at least one year to a maximum of five years from the date of vesting unless such exercise period is extended as per the Plan.

11.	Members who wish to claim dividends, which remain unclaimed, are requested to either correspond with the Corporate Secretarial Department at the Company’s registered office or the Company’s Registrar and Share Transfer Agent (Karvy Computershare Pvt. Ltd.). Members are requested to note that dividends not encashed or claimed within seven years and 30 days from the date of declaration of the Dividend, will, as per Section 205A(5) read with Section 205C of the Companies Act, 1956, be transferred to the Investor Education and Protection Fund.

Information in respect of such unclaimed dividend when due for transfer to the Investor Education and Protection Fund is given below including the unclaimed amount since 1997-98 as of March 31, 2005.

Financial Year	Date of declaration	Last date for	Unclaimed		Due date for transfer
	of dividend	claiming unpaid	amount		to Investor Education
		dividend			and Protection Fund
1997-98	July 2, 1998	July 1, 2005	Rs.	22,525	July 31, 2005
1998-99	July 29, 1999	July 28, 2006	Rs.	43,023	August 27, 2006
1999-2000 (Interim)	May 24, 2000	May 23, 2007	Rs.	54,920	June 22, 2007
2000-2001	July 19, 2001	July 18, 2008	Rs.	104,969	August 17, 2008
2001-2002	July 18, 2002	July 17, 2009	Rs.	20,21,600	August 16, 2009
2002-2003	July 17, 2003	July 16, 2010	Rs.	157,123	August 15, 2010
2003-2004	June 11, 2004	June 10, 2011	Rs.	20,95,615	July 8, 2011

Separate letters will be sent to the Shareholders who are yet to encash the dividend indicating that dividend yet to be encashed by the concerned shareholder and the amount remaining unpaid will be transferred as per the above dates. Members are requested to utilise this opportunity and get in touch with Company’s Registrar and Share Transfer Agent, M/s. Karvy Computershare Pvt. Limited, Bangalore for encashing the unclaimed dividend standing to the credit of their account.

After completion of seven years as per the above table, no claims shall lie against the Investor Education and Protection Fund or the Company for the amounts of dividend so transferred nor shall any payment be made in respect of such claims.

12.	As usual, to facilitate the shareholders to reach the venue of the meeting, the company would be arranging transport from four specified destinations at 3.00 p.m. on July 21, 2005 :

a.	St. Marks Road, Bangalore (opposite to Koshys Restaurant)

b.	Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore

c.	At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore

d.	BDA Complex, Koramangala Main Road, Bangalore

e.	Jayanagar 4th Block , Bangalore (Near Jayanagar Shopping Complex)

Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers :

080-28440011 (Extn. 6183) and 080-28440078. (Contact : G. Kothandaraman). Alternatively, you may also send your requests by fax at 080-28440051 or email to : kothandaraman.gopal@wipro.com Your requests must reach us latest by July 15, 2005.

13.	Meeting of the members/creditors of the company called pursuant to Section 394 of the Companies Act, 1956 for the approval of the merger of subsidiary companies in terms of the notice sent on the subject shall be held at 5.15 p.m. i.e. immediately after the conclusion of this Annual General Meeting. Separate notices have been sent to the members in terms of the orders of the Karnataka High Court for calling the meeting. Members are requested to fill up the voting sheet attached thereto for the approval of the Scheme of Amalgamation to facilitate the determination of results of member’s approval for the Scheme by way of Voting by Poll.

14.	For the immediate reference, route map for reaching the venue of the Annual General Meeting hall is attached.

ANNEXURE A TO THE NOTICE

Information as required under Clause 49(VI)(A) of the Listing Agreement in respect of Directors being re-appointed

The relevant information relating to the Directors who would be re-appointed at the ensuing Annual General Meeting to be held on July 21, 2005 are given below :

Prof. Eisuke Sakakibara

Prof. Eisuke Sakakibara became a director of our company on January 1, 2002. He has been a Professor of Economics in Keio

University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971 and was the visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997 he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

Dr. Ashok Ganguly

Dr. Ashok Ganguly has served as one of our Directors since January 1999. Since April 2003, Dr. Ganguly has served as the Chairman of ICICI OneSource Ltd., a business process outsourcing company, and since September 2003, as the Chairman of ABP Pvt. Ltd., a media and publishing company. From August 1996 to March 2003, he served as the Chairman of ICI India Limited, a manufacturing company. Dr. Ganguly also currently serves as a Director on the Central Board of the Reserve Bank of India and Homogenomics Pvt. Ltd. He is also a Non-Executive Director of British Airways plc., Mahindra & Mahindra Ltd., ICICI Knowledge Park Ltd. and Tata AIG Life Insurance Co. Ltd. More recently, Dr. Ganguly was appointed as a member of India’s Prime Minister’s Council for Trade and Industry as well as a member of the Government of India’s Investment Commission. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University and an M.S. and Ph.D. from the University of Illinois.

Name of the Company	Name of the Committee	Nature of Membership
British Airways	Audit Committee Safety Review Committee	Member Member
Mahindra & Mahindra	Research and Development	Chairman
Reserve Bank of India	Board of Financial Supervision (BFS) Audit Committee of BFS	Member Member
Tata AIG Life Insurance Company Limited	Remuneration Committee Audit Committee	Member Chairman
ICICI OneSource Limited	Compensation and Board Governance Committee	Chairman

Azim H. Premji

Azim H. Premji has been Chairman of the Board since September 1968. Mr. Premji holds a Bachelor of Science in Electrical Engineering from Stanford University, USA.

Over the years, Azim Premji has received many honors and accolades, which he believes are recognitions for each person who has contributed to Wipro. He was adjudged the Business Man of the Year 2000 by Business India and as the Business Leader of the Year 2004 by the Economic Times.

The Indian Institute of Technology, Roorkee and the Manipal Academy of Higher Education have both conferred honorary doctorates on him. He is also a member of the Prime Minister’s Committee for Trade and Industry in India. In 2005, the Government of India conferred upon him the Padmabhushan, one of the highest civilian awards in the country.

Very recently, Mr. Premji has been conferred with Sri Jehangir Ghandy Medal for Industrial and Social Peace at the 49th Annual Convocation of XLRI, Jamshedpur.

ANNEXURE B TO THE NOTICE

EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item Nos. 6 to 10 of the Notice dated June 14, 2005 and the same should be taken as forming part of the Notice.

ITEM NO. 6

In terms of the Corporate Governance guidelines of the Company and pursuant to the approval of the Nomination and Corporate Governance Committee and Compensation & Benefits Committee, the Board of Directors of the Company at its meeting held on January 21, 2005 re-appointed Mr. Azim H. Premji, as Chairman and Managing Director (designated as “Chairman”) of the Company for a further period of two years and seven months with effect from December 31, 2004 to July 30, 2007 subject to the approval of the shareholders at the next Annual General Meeting.

In compliance with the requirements of Section 302 of the Companies Act, 1956, an abstract of the terms of re-appointment together with Memorandum of Interest was circulated to the Members on January 25, 2005.

The details of remuneration payable to Mr. Azim H. Premji and the terms and conditions of the re-appointment are given below :

i.	Salary : Rs. 2,50,000/- per month which is eligible for revision on December 30, 2005.

ii.	Special Allowance : Rs. 1,10,000/- per month.

iii.	Commission : The following commission will be calculated and payable every quarter on the quarterly net profits of the Company computed in accordance with Section 198 read with Section 349 of the Companies Act, 1956. The commission paid on a quarterly basis shall however be re-computed based on the net profits of the Company for the full year as under :

Period	Commission
December 31, 2004 to March 31, 2005	0.1% of the net profits of the Company
April 1, 2005 to July 30, 2007	0.3% of the incremental net profits of the Company over previous year

iv.	Perquisites :

The Chairman shall be entitled to all the perquisites listed herein below in addition to the salary and commission mentioned above :

a.	Housing : The Company shall provide rent free furnished residential accommodation, with free gas, electricity and water as per company policy. In case no accommodation is provided by the Company, the Chairman shall be entitled to such house rent allowance as may be decided by the Board of Directors from time to time subject however to a limit of 60% of his salary. The expenditure incurred by the Company on gas, electricity, water and furnishing shall be valued as per the Income Tax Rules, 1962.

b.	Medical Reimbursement : Reimbursement of medical expenses incurred, including premium paid on health insurance policies, whether in India or abroad, for self and family including hospitalisation, surgical charges, nursing charges and domiciliary charges for self and for family.

c.	Leave Travel Concession : For self and family every year incurred in accordance with the rules of the Company applicable to its senior managers.

d.	Club Fees : Fees of clubs, subject to a maximum of three clubs.

e.	Personal Accident Insurance/Group Life Insurance : Premium not to exceed Rs.7,200 per annum.

f.	Provident Fund/Pension : Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together are exempt under the Income Tax Act, 1961. Contribution to Pension Fund will be paid on basic salary and commission.

g.	Gratuity : Gratuity payable shall be in accordance with the provisions of the Payment of Gratuity Act.

h.	Use of Car with Driver : The Company shall provide the Chairman a car with driver for business and personal use.

i.	Telephone facility at residence : Telephone facility shall be provided at the Chairman’s residence. All personal long distance calls shall be billed by the Company to the Chairman.

j.	Servant : Reimbursement of servant’s salary, subject to a maximum of three servants.

k.	Watchman : Reimbursement of watchman’s salary, subject to a maximum of two watchmen.

l.	Gardener : Reimbursement of gardener’s salary, subject to a maximum of one gardener.

Other terms and conditions :

a.	In the event of absence or inadequacy of profits in any financial year during the tenure of the Chairman, salary and perquisites subject to the limits stipulated under Schedule XIII read with Section 269 and 309 of the Companies Act, 1956, is payable.

b.	“Family” means the spouse and dependent children of Mr. Azim H. Premji.

c.	Leave with full pay and allowances shall be allowed as per the Company’s rules.

d.	Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

e.	No sitting fees shall be paid to the Chairman for attending the meetings of the Board of Directors or Committees thereof.

f.	The Chairman shall not be liable to retire by rotation.

The Company has entered into separate agreement with Mr. Azim H. Premji, containing, inter alia, the above terms and conditions.

Mr. Azim H. Premji, is concerned and interested in this resolution, as it relates to his re-appointment and payment of remuneration.

No other director is directly or indirectly concerned or interested.

ITEM No. 7 & 8

The Authorised Capital of the Company at present is Rs.1750,000,000 (Rupees One thousand seven hundred and fifty million) divided into 750,000,000 (Seven hundred and fifty million) equity shares of Rs. 2/- (Rupees Two only) each and 25,000,000 (Twenty five million) preference shares of Rs. 10/-(Rupees Ten only) each. With the proposed bonus issue of new equity shares, the subscribed and issued capital of the Company will exceed the Authorised share capital. It is therefore, necessary to increase the Authorised share capital of the Company to Rs.3550,000,000 (Rupees Three thousand five hundred and fifty million) from Rs.1750,000,000 (Rupees One thousand seven hundred and fifty million). The alterations proposed in the Memorandum and Articles of Association of the Company are only consequential to reflect the proposed increase in the Authorized share capital of the Company.

None of the Directors is interested or concerned in the above matter.

The Board of Directors recommends the passing of the proposed resolutions.

ITEM NO. 9

A new Wipro Employee Restricted Stock Unit Plan 2005 has been formulated in line with the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 issued by SEBI and other applicable laws. The plan has been approved by the Compensation and Benefits Committee vide circular resolution on June 8, 2005 and by the Board of Directors vide circular resolution on June 14, 2005. This plan will be used primarily to grant Restricted Stock Units (RSUs) with a flexible vesting period at an exercise price of not less than the face value of the equity shares which will entitle the holder to apply for equity shares of the Company.

The terms and conditions of this stock option plan are as under

a.	The total number of Restricted Stock Units to be granted under Wipro Employee Restricted Stock Unit Plan 2005 would be 6,000,000 (Six million) (or such other adjusted figure for any bonus, stock splits or consolidations or other re-organisation of the capital structure of the Company as may be applicable from time to time) of the Company.

b.	Wipro Employee Restricted Stock Unit Plan 2005 would be applicable to all the permanent employees of the Company, holding as well as its subsidiary companies working in India or overseas or a Director of the Company whether executive or non-executive Director (other than promoter Directors and directors who either by themselves or through any body corporate, directly or indirectly hold more than 10% of the outstanding equity shares of the Company). It will also be applicable for employees of Associate Companies and to Business Associates subject to prior approval of SEBI/other statutory authorities as may be applicable.

c.	Subject to the minimum and maximum vesting periods of a Restricted Stock Unit as set out in the Wipro Employee Restricted Stock Unit Plan 2005, the vesting period in respect of any holder or a category of holder shall be determined by the Compensation and Benefits Committee of the Board of Directors of the Company from time to time.

d.	The grant price of the RSUs under the Wipro Employee Restricted Stock Unit Plan 2005, shall be the face value of the share and the exercise period shall be as decided by the Administrator of the Stock Option Plans, being the Compensation and Benefits Committee.

e.	The exercise period shall commence only after the completion of minimum vesting period of one year as per Plan.

f.	The maximum vesting period shall be 84 months from the date of grant and the Compensation and Benefits committee shall have the authority to decide the vesting periods within these minimum (One year) and maximum vesting periods (84 months) and such periods may differ from division to division within the company as may be decided by the Committee, from time to time.

g.	Unless otherwise stated, the exercise period will commence from the date of vesting and will be valid for a period of at least one year to a maximum of five years from the date of vesting unless such exercise period is extended as per the Plan.

h.	Fair market value means market price as defined by SEBI guidelines from time to time.

i.	The maximum quantum of Restricted Stock Unit per holder per year shall not exceed 10% of the total number of RSUs under the Plan. The total number of RSUs reserved for issuance under this Plan is 6,000,000.

j.	The Restricted Stock Units granted under the Plan shall be exercisable at such times and under such conditions as determined by the Compensation and Benefits Committee of the Board from time to time. The Restricted Stock Units shall be deemed exercised when the Company receives;

a.	written or electronic notice of exercise from the person entitled to exercise the RSU.

b.	Full payment for the shares with respect to which the RSU is exercised.

Restricted Stock Units will become exercisable in part or whole. The unexercised portion of the Restricted Stock Units will continue to be available to the holder or the nominee, in case of specified circumstances such as death, disability, etc., as per the Plan, upto predetermined exercise periods.

k.	The appraisal process includes evaluation of an employee based on the following criteria for determining eligibility of the employees to be granted Restricted Stock Units;

(i)	Work related or academic performance of the employee.

(ii)	Potential and Criticality of the employee to the role.

(iii)	Performance of the employee measured in terms of business results, processes, or customer satisfaction.

(iv)	Such other criteria as may be determined by Compensation and Benefits Committee from time to time.

Company shall use one of the applicable methods (intrinsic value or fair value) to value its RSUs.

l.	In case the Company calculates the employee compensation cost using the intrinsic value of the RSUs, the difference between the employee compensation cost so computed and the employee compensation cost that shall have been recognized if it had used the fair value of the options, shall be disclosed in the Directors’ report and also impact of this difference on profits and on EPS of the Company shall also be disclosed in the Directors’ report.

In the context of the above, the Company shall conform to the accounting policies specified by SEBI as per the SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 from time to time.

In case the RSU is made available to the Directors of the Company (other than promoter Directors), then such Directors may be deemed to be interested in this item of business.

The Board of Directors recommends the passing of the proposed resolutions.

ITEM No. 10

Under Article 152 of the Articles of Association of the Company, the Company, may in general meeting, resolve to capitalize any undivided profits of the Company standing to the credit of the Reserve Fund or other funds of the Company including the moneys in the Share Premium Account and the Capital Redemption Reserve Fund.

The Board of Directors at their meeting held on April 22, 2005 have recommended that the entire amount standing to the credit of the

Capital Redemption Reserve Account and a part of the amount standing to the credit of Share Premium Account be applied for issue of bonus shares to the members of the Company in the proportion of one (1) new equity share for every one (1) existing equity share held on the Record Date to be fixed by the Board. These bonus shares will be subject to the Memorandum and Articles of Association of the Company and shall rank pari passu in all respects with the existing shares and shall be entitled to participate in any dividend to be declared for and from the financial year 2005-06.

The proposed issue of bonus shares is subject to the approval of Reserve Bank of India and other statutory approvals as may be required from time to time.

The Directors of the Company may be deemed to be considered or interested in the above matter to the extent of bonus shares as may be allotted to them on the shares held by them respectively in the Company.

By Order of the Board of Directors
For Wipro Limited

Registered Office :	V. Ramachandran Company Secretary
Doddakannelli, Sarjapur Road Bangalore 560 035 Date : June 14, 2005

FORM OF PROXY

Name of the Company	:	WIPRO LIMITED

Registered Office	:	Doddakannelli, Sarjapur Road, Bangalore 560 035

I/We                                                                                                               of                                                                                        being a member of the above-named Company, hereby appoint the following as my/our Proxy to attend and vote (on a poll) for me/us and on my/our behalf at the 59th Annual General Meeting of the Company, to be held on July 21, 2005 at 4.30 p.m. and at any adjournment thereof.

1.	Mr./Mrs. (signature) or failing him/her

2.	Mr./Mrs. (signature) or failing him/her

3.	Mr./Mrs. (signature) or failing him/her

** I/We direct my/our Proxy to vote on the Resolutions in the manner as indicated below :

SI. No.	Resolution	For	Against
1.	Adoption of Report and Accounts as at March 31, 2005
2.	Declaration of final dividend on equity shares
3.	Re-election of the following persons as Directors : - Prof. Eisuke Sakakibara
4.	- Dr Ashok S. Ganguly
5.	Appointment of Statutory Auditors
6.	Re-appointment of Mr. Azim H. Premji as Chairman and Managing Director (designated as “Chairman”) of the Company as well as payment of remuneration
7.	Increase in Authorised Share Capital – Change in Memorandum of Association
8.	Increase in Authorised Share Capital – Change in Articles of Association
9.	Approval for grant of RSUs under Wipro Employees Restricted Stock Unit Plan 2005
10.	Issue of Bonus Shares

No. of Shares held :		Affix
One Rupee
Reference Folio No./DP ID & Client ID	Signature(s) of Member(s)	Revenue
Stamp

1.

2.

3.

Signed this day of 2005

Notes :

1.	The Proxy to be effective should be deposited at the Registered Office of the Company not less than FORTY EIGHT HOURS before the commencement of the Meeting.

2.	A Proxy need not be a member of the Company.

3.	In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote of the other joint holders. Seniority shall be determined by the order in which the names stand in the Register of Members.

4.	The form of proxy confers authority to demand or join in demanding a poll.

5.	The submission by a member of this form of proxy will not preclude such member from attending in person and voting at the Meeting.

** This is optional. Please put a tick mark (✓) in the appropriate column against the Resolutions indicated in the Box. If a member leaves the “For” or “Against” column blank against any or all the Resolutions, the proxy will be entitled to vote in the manner he/she thinks appropriate. If a member wishes to abstain from voting on a particular Resolution, he/she should write “Abstain” across the boxes against the Resolution.

6.	In case a member wishes his/her votes to be used differently, he/she should indicate the number of shares under the columns ‘For’ or ‘Against’ as appropriate.

ATTENDANCE SLIP

WIPRO LIMITED
Registered Office :
Doddakannelli, Sarjapur Road
BANGALORE 560 035

FIFTY NINTH ANNUAL GENERAL MEETING ON JULY 21, 2005

Reg. Folio No./DP ID & Client ID

I certify that I am a registered shareholder/proxy for the registered shareholder of the Company.

I hereby record my presence at the FIFTY NINTH ANNUAL GENERAL MEETING of the Company to be held at the registered office of the Company at Bangalore on July 21, 2005.

Member’s/Proxy’s name in BLOCK letters	Member’s/Proxy’s Signature

ANNUAL GENERAL MEETING AGENDA

1.	Adoption of Report and Accounts as at March 31, 2005.

2.	Declaration of final dividend on equity shares.

Re-election of the following persons as Directors:

3.	Prof. Eisuke Sakakibara

4.	Dr Ashok S Ganguly

5.	Appointment of Statutory Auditors.

6.	Re-appointment of Mr Azim H Premji as Chairman and Managing Director (designated as Chairman) of the Company as well as payment of remuneration.

7.	Increase in Authorized Share Capital- Change in Memorandum of Association.

8.	Increase in Authorized Share Capital- Change in Articles of Association.

9.	Approval for grant of RSUs under Wipro Employees Restricted Stock Unit Plan 2005.

10.	Issue of Bonus Shares.

[WITLD — WIPRO LIMITED] [FILE NAME: WITLD2.ELX] [VERSION — (4)] [06/16/05 (05/18/05)]

DETACH HERE	WITLD2

WIPRO LIMITED

JPMorgan Chase Bank, N.A., Depositary
P.O. Box 43062, Providence, RI 02940-5115

The undersigned, a registered holder of American Depositary Receipt(s) representing Equity Shares of Wipro Limited, of record June 1, 2005, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Equity Shares of the Company represented by such American Depositary Receipt(s), on the Resolutions at the Fifty Ninth Annual General Meeting of the Company to be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 4:30 p.m., or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box indicating that you wish to give a discretionary proxy to a person designated by the Company, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by such person in his or her discretion. If these instructions are properly signed and dated, but no direction is made, the underlying Equity Shares represented by such American Depositary Receipt(s) will be voted by the Depositary FOR all Resolutions at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., July 14, 2005.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

TO THE REGISTERED HOLDERS OF
AMERICAN DEPOSITARY RECEIPTS (“ADRs”)
REPRESENTING EQUITY SHARES OF
WIPRO LIMITED

JPMorgan Chase Bank, N.A. (the “Depositary”) has received advice that the Fifty Ninth Annual General Meeting (the “Meeting”) of Wipro Limited (the “Company”) will be held at the Registered Office of the Company situated at Doddakannelli, Sarjapur Road, Bangalore, on Thursday, July 21, 2005, at 4:30 p.m., for the purposes set forth on the reverse of this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Equity Shares represented by your American Depositary Receipt(s) for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A. the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Depositary to vote for or against the Resolutions, or any of them, as the case may be. You may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., July 14, 2005. Only the registered holders of record at the close of business June 1, 2005, will be entitled to execute the attached Voting Instruction Card.

JPMorgan Chase Bank, N.A., Depositary

Dated: June 25, 2005

[WITLD — WIPRO LIMITED] [FILE NAME: WITLD1.ELX] [VERSION — (4)] [06/16/05 (05/18/05)]

DETACH HERE	WITLD1

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE	WITLD

WIPRO LIMITED

PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE RESOLUTIONS TO BE VOTED AT THE MEETING.

ANNUAL GENERAL MEETING

	For	Against		For	Against

Resolution 1	☐	☐	Resolution 6	☐	☐

Resolution 2	☐	☐	Resolution 7	☐	☐

Resolution 3	☐	☐	Resolution 8	☐	☐

Resolution 4	☐	☐	Resolution 9	☐	☐

Resolution 5	☐	☐	Resolution 10	☐	☐

Mark box at right if an address change has been noted on the reverse of this card.						☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.						☐

Please be sure to sign and date this Voting Instruction Card.

ADR Holder sign here:	Date:	Co-owner sign here:	Date: